REGIONS

April 10, 2009

To:	Diversified Product Inspections, Inc.
1059 E. Tri County Blvd.
Oliver Springs, Tn. 37840

Please let this letter serve as confirmation that line of credit #7000027454 dated 6/29/06 in the amount of $400,000.00 and term note #7500002728 dated 12/21/04 in the amount of $800,000.00, both in the name of Diversified Product Inspections, Inc. have been paid in full and closed. Furthermore, this releases any indebtedness by Diversified Product Inspections, Inc. to Regions Bank.

Sincerely,

/s/ Brenda Colwell
Brenda Colwell
Vice President/Business Banker
Regions Bank